March 31, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:	H. Roger Schwall, Assistant Director Division of Corporate Finance

Re:	Hess Midstream Partners LP (the “Partnership”) Registration Statement on Form S-1 (File No. 333-198896)

Ladies and Gentlemen:

As representatives of the several underwriters of the Partnership’s proposed initial public offering of up to 14,375,000 common units representing limited partner interests in the Partnership, we hereby join the Partnership’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:00 p.m., Washington, D.C. time, on April 4, 2017, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Partnership’s Preliminary Prospectus dated March 27, 2017, through the date hereof:

Preliminary Prospectus dated March 27, 2017:

3,500 copies to prospective underwriters, institutional investors, dealers and others.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

GOLDMAN, SACHS & CO. MORGAN STANLEY & CO. LLC,
As Representatives of the several Underwriters

By: GOLDMAN, SACHS & CO.

By:	/s/ Matt Leavitt
Name:	Matt Leavitt
Title:	Managing Director

By: MORGAN STANLEY & CO. LLC

By:	/s/ Ashley MacNeill
Name:	Ashley MacNeill
Title:	Managing Director